UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 4, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 02 December 2010
Exhibit No. 2	FRN Variable Rate Fix dated 02 December 2010
Exhibit No. 3	FRN Variable Rate Fix dated 02 December 2010
Exhibit No. 4	FRN Variable Rate Fix dated 09 December 2010
Exhibit No. 5	Director/PDMR Shareholding dated 13 December 2010
Exhibit No. 6	Results of adjourned meeting of noteholders dated 15 December 2010
Exhibit No. 7	Director/PDMR Shareholding dated 16 December 2010
Exhibit No. 8	FRN Variable Rate Fix dated 16 December 2010
Exhibit No. 9	FRN Variable Rate Fix dated 17 December 2010
Exhibit No. 10	FRN Variable Rate Fix dated 17 December 2010
Exhibit No. 11	FRN Variable Rate Fix dated 17 December 2010
Exhibit No. 12	Director/PDMR Shareholding dated 20 December 2010
Exhibit No. 13	FRN Variable Rate Fix dated 20 December 2010
Exhibit No. 14	FRN Variable Rate Fix dated 22 December 2010
Exhibit No. 15	FRN Variable Rate Fix dated 22 December 2010
Exhibit No. 16	Director/PDMR Shareholding dated 23 December 2010
Exhibit No. 17	FRN Variable Rate Fix dated 23 December 2010
Exhibit No. 18	FRN Variable Rate Fix dated 29 December 2010
Exhibit No. 19	Total Voting Rights dated 30 December 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 4, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 4, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 02/12/2010
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 06/12/2010 to 05/01/2011		Payment Date 05/01/2011
Number of Days	¦ 30
Rate	¦ 1.31563
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 54.82	¦ 1.1	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.2

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 02/12/2010
Issue	¦ Barclays Bank Plc - Series 171 - GBP 1,500,000,000 FRN due 2nd Dec 2011

ISIN Number	¦ XS0403435638
ISIN Reference	¦ 40343563
Issue Nomin GBP	¦ 1,500,000,000
Period	¦ 02/12/2010 to 02/06/2011		Payment Date 02/06/2011
Number of Days	¦ 182
Rate	¦ 1.3275
Denomination GBP	¦ 50,000	¦ 1,500,000,000	¦ 1,000

Amount Payable per Denomination	¦ 330.97	¦ Pok9,928,972.60	¦ XS0403435638

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.3

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 02/12/2010
Issue	¦ Barclays Bank Plc - Series 191 - USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 06/12/2010 to 07/03/2011		Payment Date 07/03/2011
Number of Days	¦ 91
Rate	¦ 1.10344
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦ 1,000

Amount Payable per Denomination	¦ 278.93	¦ Pok3,765,489.00	¦ XS0416756327

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.4

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 09/12/2010
Issue	¦ Barclays Bank PLC - Series 155 - USD 500,000,000 Callable Subordinated FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500,000,000
Period	¦ 13/12/2010 to 11/03/2011		Payment Date 11/03/2011
Number of Days	¦ 88
Rate	¦ 0.50219
Denomination USD	¦ 1,000	¦ 100,000	¦ 500,000,000

Amount Payable per Denomination	¦ 1.23	¦ Pok122.76	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.5

13 December 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The Diamond Family Foundation, a connected person to Robert E Diamond Jr, a director of Barclays PLC ("the Company"), notified the Company on 10 December 2010 that on 10 December 2010 it had purchased 363,179 ordinary shares in the Company at an average price of 273.97 pence per share.

Following this transaction, Mr Diamond has a total beneficial interest in 9,905,168 ordinary shares in Barclays PLC.

Exhibit No.6

THIS NOTICE CONTAINS IMPORTANT INFORMATION OF INTEREST TO THE BENEFICIAL OWNERS AND REGISTERED HOLDERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITARIES, CUSTODIANS AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO PASS THIS NOTICE TO SUCH BENEFICIAL OWNERS AND REGISTERED HOLDERS IN A TIMELY MANNER.

NOTICE OF RESULTS OF ADJOURNED MEETING OF NOTEHOLDERS

U.S.$600,000,000 Undated Floating Rate Primary Capital Notes (Series 1)
of which U.S.$403,270,000 are outstanding
(ISIN: GB0000779529)

U.S.$869,170,000 Undated Floating Rate Primary Capital Notes (Series 2)
of which U.S.$482,770,000 are outstanding
(ISIN: GB0000777705)

£200,000,000 Undated Floating Rate Primary Capital Notes (Series 3)
of which £145,000,000 are outstanding
(ISIN: XS0015014615)

£100,000,000 9% Permanent Interest Bearing Capital Bonds
of which £39,632,000 are outstanding
(ISIN: XS0046132014 / GB0000870369)

£525,000,000 7.125% Undated Subordinated Notes
of which £158,012,000 are outstanding
(ISIN: XS0118932366)

£650,000,000 6.875% Undated Subordinated Notes
of which £135,286,000 are outstanding
(ISIN: XS0120327571)

£465,000,000 6.375% Undated Subordinated Notes
of which £133,458,000 are outstanding
(ISIN: XS0145875190)

£550,000,000 6.125% Undated Subordinated Notes
of which £196,087,000 are outstanding
(ISIN: XS0145875513)
(the "Notes")

issued by
BARCLAYS BANK PLC

NOTICE IS HEREBY GIVEN to the holders of the Notes that, at the adjourned Meeting of such holders held at the offices of Clifford Chance LLP on 8 December 2010 at 11:00 a.m. (London time), the Extraordinary Resolution set out in the "Notice of Results of Meeting of Noteholders and Adjourned Meeting of Noteholders" dated 10 November 2010 (the "Notice") previously notified to Noteholders was duly passed.  Terms and expressions defined in the Notice have the same meaning in this announcement.

Further, notice is given that the Twentieth Supplemental Trust Deed was entered into by the Issuer, the Existing Trustee and the New Trustee on 8 December 2010, with the New Trustee becoming trustee of the Notes effective from such date. A copy of the Twentieth Supplemental Trust Deed may be inspected at the registered offices of the Issuer at 1 Churchill Place, Canary Wharf, London E14 5HP and The Bank of New York Mellon at 1 Canada Square, London E14 5AL.

This notice is given by:

Barclays Bank PLC
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

Fax: +44 (0)20 7773 1626
Attention: Capital Issuance and Securitisation, Barclays Treasury

Date: 15 December 2010

For enquiries please contact:

Investor Relations	Media Relations
Stephen Jones	Sarah MacDonald
+44 (0)20 7116 5752	+44 (0)20 7116 6217

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.7
16 December 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. Barclays PLC (the "Company") was notified on 15 December 2010 that, on 10 December 2010, following the reinvestment of the interim dividend for the year ended 31 December 2010, the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") had received ordinary shares in the Company as follows at a price of 277.75p per share:

Director/PDMR	No. of shares received
M Agius	413
T Kalaris	11,571

2. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 15 December 2010 that, on 10 December 2010 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the reinvestment of the interim dividend for the year ended 31 December 2010, for the following Directors/PDMRs at a price of 267.59p per share:

Director/PDMR	No. of shares received
J Varley	16
C Lucas	9
M Harding	5
R Le Blanc	2
C Turner	18

3. The Company was notified on 15 December 2010 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 10 December 2010, following the re-investment of the interim dividend for the year ended 31 December 2010, the following Directors/PDMRs (or their connected persons) had received ordinary shares in the Company under the Plan at a price of 275.00p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Broadbent	53
C Lucas	365
M Harding	6
A Jenkins	48
C Turner	394

4. The independent nominee of the Barclays ESAS Nominee Arrangement notified the Company on 15 December 2010 that it had on 10 December 2010 exercised its discretion and re-invested the interim dividend for the year end 31 December 2010 in ordinary shares of the Company at a price of 274.21p per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Varley	434
R E Diamond Jr	5,537
J Del Missier	3,447
M Harding	91
T Kalaris	1,901
A Jenkins	212
R Le Blanc	540
R Ricci	863
C Turner	72

5. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 15 December 2010 that it had on 10 December 2010 exercised its discretion and re-invested the interim dividend for the year ended 31 December 2010 in ordinary shares of the Company at a price of 274.21p per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Varley	604
C Lucas	306
R Le Blanc	38
C Turner	300

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
M Agius	115,129	-
R Broadbent	38,777	-
R E Diamond Jr	9,910,705	-
C Lucas	188,476	-
J Varley	981,476	-

Exhibit No.8

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2010 TO 17-Jan-2011 HAS BEEN FIXED AT 1.131880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Jan-2011 WILL AMOUNT TO:
GBP 49.62 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.9

LONDON--(BUSINESS WIRE)--

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2010 TO 17-Jan-2011 HAS BEEN FIXED AT 1.131880 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Jan-2011 WILL AMOUNT TO:
GBP 49.62 PER GBP 50000 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.10

London--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/12/2010
Issue	¦ Barclays Bank PLC - Series 132 - EUR 40,000,000 SUB FRN due 19 Jun 2018

ISIN Number	¦ XS0170401623
ISIN Reference	¦ 17040162
Issue Nomin EUR	¦ 40,000,000
Period	¦ 20/12/2010 to 20/06/2011		Payment Date 20/06/2011
Number of Days	¦ 182
Rate	¦ 1.694
Denomination EUR	¦ 40,000,000	¦	¦

Amount Payable per Denomination	¦ 342,564.44	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.11

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 16/12/2010
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 20/12/2010 to 19/01/2011		Payment Date 19/01/2011
Number of Days	¦ 30
Rate	¦ 1.21063
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 100.89	¦ Pok2,017,716.67	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

20 December 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Diamond Family Foundation, a connected person to Robert E Diamond Jr, a director of Barclays PLC ("the Company"), notified the Company on 17 December 2010 that on 17 December 2010 it had purchased 381,966 ordinary shares in the Company at a price of 260.50 pence per share.

Following this transaction, Mr Diamond has a total beneficial interest in 10,292,671 ordinary shares in Barclays PLC.

2. The Company was notified by a third party custodian on  20 December 2010 that, on 17 December 2010, following the reinvestment of the interim dividend for the year ending 31 December 2010, Mr T Kalaris and his connected persons received 1,991 ordinary shares in the Company at a price of 277.75 pence per share.

Exhibit No.13

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 20/12/2010
Issue	¦ Barclays Bank PLC - Series no 86 - EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100,000,000
Period	¦ 22/12/2010 to 22/03/2011		Payment Date 22/03/2011
Number of Days	¦ 90
Rate	¦ 1.492
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 373,000.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 21/12/2010
Issue	¦ Barclays Bank PLC - Series 143 - EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50,000,000
Period	¦ 23/12/2010 to 23/03/2011		Payment Date 23/03/2011
Number of Days	¦ 90
Rate	¦ 1.372
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 171,500.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.15

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 21/12/2010
Issue	¦ Barclays Bank PLC - Series 159 - USD 1,500,000,000 Floating Rate SUB Note due 23 Mar 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦ 29293716
Issue Nomin USD	¦ 1,500,000,000
Period	¦ 23/12/2010 to 23/03/2011		Payment Date 23/03/2011
Number of Days	¦ 90
Rate	¦ 0.47781
Denomination USD	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 1,791,787.50	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.16

23 December 2010

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC (the "Company") on 23 December 2010 that it had, on 22 December 2010, exercised its discretion and released shares following a provisional allocation made in previous years by the trustee over the Company's ordinary shares. The following shares were released to a Person Discharging Managerial Responsibility (PDMR) of the Company:

PDMR	Shares released to PDMR	Shares sold on behalf of PDMR to satisfy withholding liabilities	Shares sold in the market by PDMR	Market price at date of release * (pence)
Robert Le Blanc	831,044	423,833	407,211	267.54

* This is the price at which shares were sold to satisfy withholding liabilities and in the market.

Exhibit No.17

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 23/12/2010
Issue	¦ Barclays Bank PLC - Series 158 - USD 50,000,000 Floating Rate SUB Notes due 27 Jun 2016

ISIN Number	¦ XS0259172277
ISIN Reference	¦ US06738CKJ70
Issue Nomin USD	¦ 750,000,000
Period	¦ 29/12/2010 to 28/03/2011		Payment Date 28/03/2011
Number of Days	¦ 89
Rate	¦ 0.50281
Denomination USD	¦ 750,000,000	¦	¦

Amount Payable per Denomination	¦ 932,293.54	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.18

LONDON--(BUSINESS WIRE)--

As Agent Bank, please be advised of the following rate determined on: 27/12/10
Issue	¦ Barclays Bank PLC - Series 78 - EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100,000,000
Period	¦ 29/12/10 to 28/03/11		Payment Date 28/03/11
Number of Days	¦ 89
Rate	¦ 1.404
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 347,100.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.19
30 December 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,181,940,871 ordinary shares with voting rights as at 29 December 2010. There are no ordinary shares held in Treasury.

The above figure (12,181,940,871) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.